UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

TenFold Corporation (Name of Issuer)

Common Stock (Title of Class of Securities)
88033A 10 3 (CUSIP Number)
Stephen H. Coltrin 801 Floral Vale Blvd. Yardley, PA 19067 215-497-3188 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 14, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 88033A 10 3

1.	Names of Reporting Persons. Stephen H. Coltrin I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,606,806

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,606,806

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,606,806

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person IN

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Item 1. Security and Issuer

This Statement on Schedule 13D is intended to amend Schedule 13G filed by Stephen H. Coltrin on April 10, 2006 and relates to the common stock of TenFold Corporation, a Delaware corporation ("TenFold"). The principal executive offices of TenFold are located at 698 West 10000 South, South Jordan, Utah 84095.

Item 2. Identity and Background.

(a)	Name: Stephen H. Coltrin

(b)	Residence or business address: 801 Floral Vale Blvd. Yardley, Pennsylvania 19067

(c)	Present Principal Occupation or Employment: Chairman and CEO Coltrin & Associates, Inc., a strategic public relations firm 801 Floral Vale Blvd. Yardley, Pennsylvania 19067

(d)	Criminal Conviction: Not applicable

(e)	Court or Administrative Proceedings: Not applicable

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration:

As reported on Schedule 13G filed April 10, 2006, on March 30, 2006 Stephen H. Coltrin invested $500,000 of his personal funds to purchase 119,085 shares of Convertible Preferred Class A Stock convertible into 1,612,871 shares of Common Stock and warrants to purchase 806,435 shares of Common Stock. The purchase was pursuant to a Securities Purchase Agreement, dated March 29, 2006, between TenFold Corporation and purchasers of the securities, which agreement is listed as an exhibit to this Schedule 13D.

Beneficial ownership amount includes 187,500 shares of Common Stock subject to options held by Stephen H. Coltrin, granted pursuant to TenFold option plans and that are currently exercisable or exercisable on or before March 1, 2007.

Item 4. Purpose of Transaction

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Coltrin beneficially owns 2,606,806 shares, representing approximately 5.3% of the 49,164,551 shares of TenFold's common stock deemed outstanding for such purpose.

In accordance with Rule 13d-3 of the Exchange Act, the beneficially owned shares and the percentage of shares outstanding assume the issuance of shares that Mr. Coltrin may acquire within 60 days pursuant to exercisable options and warrants and the conversion of preferred stock.

(b)	Mr. Coltrin has sole voting and dispositive power over 2,606,806 shares.

(c)	Mr. Coltrin has effected no transactions in TenFold stock during the last 60 days.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

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Item 7. Material to be Filed as Exhibits.

Exhibit A Securities Purchase Agreement dated March 29, 2006, between TenFold Corporation and purchasers of securities, filed on March 31, 2006 as an exhibit to TenFold Report on Form 10-K and incorporated by reference.

Exhibit B Form of Warrant issued pursuant to Securities Purchase Agreement, dated March 29, 2006, between Registrant and purchasers of securities, filed on March 31, 2006 as an exhibit to TenFold Report on Form 10-K and incorporated by reference.

Exhibit C Option Grants

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

Stephen H. Coltrin
By:	/s/ Stephen H. Coltrin
Stephen H. Coltrin

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Exhibit A

SECURITIES PURCHASE AGREEMENT
THE SHARES OF PREFERRED STOCK AND WARRANTS SUBJECT TO THIS SECURITIES PURCHASE AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR "BLUE SKY" LAWS AND NEITHER THE SHARES NOR THE WARRANTS NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS: (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS, OR (2) THE COMPANY RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF SUCH SHARES OR WARRANTS, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SHARES OR WARRANTS MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS.

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this "Agreement") is dated as of March 29, 2006, by and among TENFOLD CORPORATION, a Delaware corporation (the "Company"), and the PURCHASERS listed in Exhibit A (each, a "Purchaser" and collectively, the "Purchasers").
WHEREAS, the Company desires to issue and sell to Purchasers, and Purchasers desire to purchase from the Company, severally and not jointly, an offering of shares (the "Shares") of Convertible Preferred Class A Stock, $.001 par value per share, of the Company (the "Preferred Stock") and warrants (each, a "Warrant") to purchase shares of common stock, $.001 par value per share, of the Company ("Common Stock"), in a private placement transaction on the terms and conditions set forth herein; and
WHEREAS, the Company separately distributed the Draft 2005 10-K and the Commission Documents (each term, as defined in Section 6.4(b) below) to a limited number of selected prospective investors in connection with the offering of such Shares and Warrants (the "Offering"), on the terms and conditions set forth herein.
NOW, THEREFORE, for and in consideration of the foregoing premises and the mutual agreements and covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto do hereby agree as follows:
Section 1.Purchase of Company Securities.
1.1.Purchase and Sale of the Shares. Subject to the terms and conditions of this Agreement, the Company will issue and sell to each Purchaser, and each Purchaser, severally and not jointly, will purchase from the Company, at the Purchase Price determined below, an investment unit (each, a "Unit") consisting of (a) the number of Shares set forth in Exhibit A opposite such Purchaser’s name, and (b) a Warrant substantially in the form attached hereto as Exhibit B evidencing the right of the holder thereof to purchase up to the number of shares of Common Stock set forth opposite the name of such Purchaser on Exhibit A. The purchase price for each Unit (the "Purchase Price") shall be equal to the number of Shares included in such Unit multiplied by the product of (i) 13.54387 (the "Conversion Ratio") times (ii) thirty-one cents ($0.31), rounded to the nearest 1/100 of a cent.
1.2.Issuance of Warrants. Each Warrant shall be numbered and shall be registered in the books of the Company (the "Warrant Register") maintained at the principal office of the Company. The Company shall be entitled to treat the registered holder of the Warrant (the "Warrant Holder") whose name appears in the Warrant Register as the owner in fact thereof for all purposes (notwithstanding any notation of ownership or other writing thereon made by anyone or any notice to the contrary).
1.3. Purchase Price Allocation. Following the Closing (as defined below), the parties shall use commercially reasonable efforts to agree for income tax purposes upon the allocation of the Purchase Price for each Unit between the Shares and the Warrant comprising such Unit. If the parties are unable to reach agreement with respect to such allocation within ninety (90) days after the Closing Date (as defined below), then each party shall make its own determination of such allocation..
Section 2.Closing. The closing (the "Closing") of the purchase and sale of the Shares and the Warrants will take place at the offices of the Company, 698 West 10000 South, South Jordan, Utah 84095, at 1 p.m., local time, on March 30, 2006 (the "Closing Date"). The Closing may take place at another time, place or date as is mutually agreed upon by the Company and Purchasers. At the Closing, the Company will register, in the books of the Company, in the name of each Purchaser, that number of Shares and the Warrant being purchased by such Purchaser in accordance with Exhibit A, against payment of each Purchaser’s Purchase Price by cancellation of the outstanding principal amount of debt of the Company to such Purchaser (such principal amount, the "Purchaser Debt"), if any, and by wire transfer of the balance of such Purchase Price in immediately available United States funds payable to the Company pursuant to the wire transfer instructions set forth in Exhibit C. The Purchaser Debt so cancelled, if any, all accrued and unpaid interest thereon and the amount of funds so wired by each Purchaser shall be specified opposite such Purchaser’s name in Exhibit A. Duly executed certificates representing the Shares purchased hereunder and duly executed Warrants will be delivered to Purchasers within four (4) business days after the Closing Date. Promptly after the Closing, the Company shall pay in cash to each Purchaser that is the holder of Purchaser Debt all of the accrued and unpaid interest on such Purchaser Debt specified opposite the name of such Purchaser in Exhibit A.
Section 3.Conditions to the Obligations of Purchasers at Closing. The obligation of each Purchaser to purchase and pay for the Shares and the Warrant at the Closing is subject to the satisfaction on or prior to the Closing Date of the following conditions, each of which may be waived by such Purchaser in its sole discretion:
3.1Representations and Warranties. The representations and warranties of the Company contained in this Agreement which are qualified as to materiality must be true and correct in all respects and the representations and warranties of the Company contained in this Agreement which are not qualified as to materiality must be true and correct in all material respects as of the date hereof and as of the Closing Date with the same effect as though such representations and warranties were made at and as of the Closing Date, except to the extent that the representations and warranties relate to a specified date in which case the representations and warranties must be true and correct in all respects or true and correct in all material respects, as the case may be, as of such date only.
3.2Performance of Covenants. The Company will have performed or complied with in all material respects all covenants and agreements required to be performed by it at or prior to the Closing pursuant to this Agreement.
3.3No Injunctions; etc. No court or governmental injunction, order or decree prohibiting the purchase and sale of the Shares and the Warrants will be in effect. There will not be in effect any law, rule or regulation prohibiting or restricting the sale or requiring any consent or approval of any individual, corporation, partnership, limited liability company, trust, association or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof (each, a "Person") that has not been obtained to issue and sell the Shares and the Warrants to Purchasers.
3.4Closing Documents. The Company will have delivered to Purchasers the following:
(a)a certificate of the Secretary of the Company certifying that the conditions in Sections 3.1 and 3.2 have been satisfied.
(b)a certificate of the Secretary of the Company, dated as of the Closing Date, certifying (i) the attached copies of the Certificate of Incorporation (including the Certificate of Designations referenced in Section 3.4(d) below) and By-laws of the Company, (ii) the resolutions of the Board of Directors of the Company authorizing the execution, delivery and performance of this Agreement and the issuance of the Shares and Warrants and (iii) the incumbency of the officers duly authorized to execute this Agreement and the other documents contemplated by this Agreement on behalf of the Company.
(c)a certificate of the Secretary of State of the State of Delaware, dated no longer than thirty (30) days prior to the Closing Date, to the effect that the Company is in good standing in the State of Delaware and that all annual reports, if any, have been filed as required and that all taxes and fees have been paid in connection therewith.
(d)a true and correct copy of the Certificate of Designations for the Preferred Stock, substantially in the form of Exhibit D hereto (the "Certificate of Designations"), duly authorized and approved by the Board of Directors of the Company and filed with the Delaware Secretary of State, setting forth the rights of the holders of the Preferred Stock.
3.5Waivers and Consents. The Company will have obtained all consents and waivers of any Persons necessary to execute and deliver this Agreement and all related documents and agreements, to issue and deliver the Shares and the Warrants and to otherwise perform its obligations hereunder and under such related documents and agreements, and all such consents and waivers will be in full force and effect.
3.6Receipt of Purchase Price from Other Purchasers. The Company will have received the applicable Purchase Price, in cash, from each other Purchaser.
Section 4.Conditions to the Obligations of the Company at Closing. The obligations of the Company to issue and sell the Shares and the Warrants to Purchasers at the Closing is subject to the satisfaction on or prior to the Closing Date of the following conditions, each of which may be waived by the Company:
4.1Receipt of Purchase Price. The Company shall have received payment of the Purchase Price with respect to the Shares and the Warrants purchased hereunder.
4.2Representations and Warranties. The representations and warranties of Purchasers contained in this Agreement which are qualified as to materiality must be true and correct in all respects and the representations and warranties of Purchasers contained in this Agreement which are not qualified as to materiality must be true and correct in all material respects as of the date hereof and the Closing Date with the same effect as though such representations and warranties were made at and as of the Closing Date.
4.3Questionnaire. The Company shall have received from each Purchaser a completed and signed confidential purchaser questionnaire substantially in the form attached hereto as Exhibit F (the "Questionnaire"), and all of the information furnished by Purchasers in their respective Questionnaires shall have been accurate and complete in all material respects.
4.4No Injunctions. No court or governmental injunction, order or decree prohibiting the purchase or sale of the Shares and the Warrants will be in effect.
Section 5.Representations and Warranties of Purchasers. Each Purchaser, severally and not jointly, represents and warrants to the Company that:
5.1Accredited Investor. Purchaser is an "accredited investor" within the meaning of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). Purchaser is purchasing the Shares and the Warrant to be issued to it hereunder for its own account or for the account of its customers, each of whom is an "accredited investor" and not with a view toward, or for sale in connection with, any distribution thereof in violation of the registration requirements of the Securities Act. Purchaser does not have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such person or to any third person, with respect to the Shares and the Warrant.
5.2No Brokers. No finder or broker has acted on behalf of Purchaser in connection with the purchase of the Shares and the Warrant by Purchaser or the consummation of this Agreement or any of the transactions contemplated hereby. Purchaser has not had any direct or indirect contact with any investment banking firm or similar firm (other than any such firm retained by Purchaser to advise Purchaser in connection with the transactions contemplated hereby) with respect to the offer of the Shares and the Warrants by the Company to Purchaser or Purchaser’s subscription for the Shares and the Warrant. Purchaser will indemnify and hold the Company harmless from any fees, agents’ commission or other similar payment alleged by any finder, broker, or other intermediary engaged or retained by Purchaser or its officers or agents on behalf of Purchaser in connection with this Agreement.
5.3Ability to Bear Risks of Investment. Purchaser confirms that it is able to (i) bear the economic risk of this investment and has reviewed the other risk factors as more fully set forth herein and in the Draft 2005 10-K and the Commission Documents, (ii) hold the Shares for an indefinite period of time and (iii) bear a complete loss of Purchaser’s investment; and Purchaser represents that it has sufficient liquid assets so that the illiquidity associated with this investment will not cause any undue financial difficulties or affect Purchaser’s ability to provide for its current needs and possible financial contingencies, and that Purchaser’s commitment to all high risk investments is reasonable in relation to Purchaser’s net worth and/or annual income.
5.4Access to Information. Purchaser acknowledges that it has (i) read carefully and is fully familiar with the Draft 2005 10-K and the Commission Documents, including, without limitation, the risk factors set forth in the Draft 2005 10-K, the Commission Documents, this Agreement and all other materials furnished herewith; (ii) been afforded the opportunity to ask the questions it deemed necessary of, and to receive answers from, representatives of the Company concerning the Company and the terms and conditions of the Offering; and (iii) been afforded the opportunity to request additional information concerning the Company as the Company possesses or can acquire without unreasonable effort or expense. However, the Company agrees that such access and opportunity shall in no way limit or modify the representations and warranties of the Company in Section 6 or the right of any Purchaser to rely on them.
5.5 No General Solicitation. Purchaser did not (i) receive or review any advertisement, article, notice or other communication published in a newspaper or magazine or similar media or broadcast over television or radio, whether closed circuit, or generally available, with respect to the Shares or any Warrant or (ii) attend any seminar, meeting or investor or other conference whose attendees were, to Purchaser’s knowledge, invited by any general solicitation or general advertising with respect to the Shares or any Warrant.
5.6 Investment Experience. Either by reason of Purchaser’s business or financial experience or the business or financial experience of its professional advisors (who are unaffiliated with and are not compensated by the Company or any "Affiliate" (as such term is defined in Rule 501 promulgated under the Securities Act) thereof, finder or selling agent of the Company, directly or indirectly), Purchaser has the capacity to protect Purchaser’s interests in connection with the transactions contemplated by this Agreement.
5.7 Organization, Good Standing, Authorization. If Purchaser is an entity, it is a corporation, limited liability company, trust or partnership or other similar entity duly organized, validly existing and in good standing under the laws of its jurisdiction. Purchaser has full power and authority (corporate or otherwise) to execute, deliver and enter into this Agreement and to purchase the Shares and the Warrant to be issued to such Purchaser hereunder. The execution and delivery by Purchaser of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of Purchaser. If Purchaser is an individual, Purchaser has the legal capacity to enter into this Agreement and is a bona fide resident of the state shown in the address set forth in Exhibit A. This Agreement constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy.
5.8No Conflicts. No court or governmental injunction, order or decree affecting Purchaser and prohibiting the execution and delivery by Purchaser of this Agreement and the consummation of the transactions contemplated hereby is in effect, and the terms of this Agreement do not conflict with any provision of the certificate or articles of incorporation or by-laws (or comparable charter, partnership or other organizational documents) of Purchaser, or conflict with, or result in a material breach or violation of, any of the terms or provisions of, or constitute (with due notice or lapse of time or both) a material default under, any material lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which Purchaser is a party.
5.9Consents, Approvals, etc. No material consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, remains to be obtained or is otherwise required to be obtained by Purchaser in connection with the authorization, execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, including, without limitation the purchase and sale of the Shares and the Warrant.
5.10No Registration. Purchaser is aware that neither the Shares nor any Warrant has been registered under the Securities Act or any state or foreign securities or "blue sky" laws, that the Shares and the Warrants will be issued on the basis of the statutory exemption provided by Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or both, relating to transactions by an issuer not involving any public offering and under similar exemptions under certain state securities or "blue sky" laws, that the terms of the Offering have not been reviewed by, passed on or submitted to any federal or state agency or self-regulatory organization where an exemption is being relied upon, and that the Company’s reliance thereon is based, in part, upon the truth, completeness and accuracy of the representations made by Purchaser in this Agreement. In this connection, Purchaser understands that it is the position of the Securities and Exchange Commission (the "Commission") that the statutory basis for such exemption would not be present if Purchaser’s representation in Section 5.1 merely meant that its present intention was to hold such securities for any specified period, such as the capital gains period of tax statutes, for a deferred sale, for a market rise or for any other fixed period. Purchaser realizes that, in the view of the Commission, a purchase now with an intent to resell would represent a purchase with an intent inconsistent with Purchaser’s representation to the Company, and the Commission might regard such purchase by Purchaser as a transaction to which an exemption from the registration requirements of the Securities Act would not be available.
5.11Tax Consequences; Reliance on Company Information. Purchaser acknowledges that the Offering may involve tax consequences and that the contents of the Draft 2005 10-K and the Commission Documents do not contain tax advice or information. Purchaser confirms that it is not relying on any statements or representations of the Company or any of its agents with respect to the tax and other economic considerations of an investment in the Shares and the Warrant to be purchased by Purchaser (except statements or representations made in this Agreement, the related documents and exhibits, the Draft 2005 10-K and the Commission Documents) and acknowledges that Purchaser must retain its own professional advisors to evaluate the federal, state and local tax considerations of an investment in the Shares and the Warrant. Purchaser also acknowledges that it is solely responsible for any of its own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement, except as may be otherwise expressly provided in the Certificate of Designations.
5.12No Inquiry. Purchaser acknowledges that the Company will review this Agreement and the Questionnaire delivered by Purchaser without making any independent investigation and that the representations, warranties and agreements made by Purchaser herein and therein shall survive the execution and delivery of this Agreement and the purchase of the Shares and the Warrant, to the extent provided in this Agreement and the Questionnaire, as applicable.
5.13Non-U.S. Persons. If Purchaser is not a United States person, such Purchaser hereby represents that it is satisfied as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or the Warrant or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares and the Warrant, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, sale or transfer of the Shares or the Warrant. Such Purchaser further represents that its subscription and payment for, and continued beneficial ownership of, the Shares and the Warrant will not violate any applicable securities or other laws of Purchaser’s jurisdiction.
5.14No Short Positions. Neither the Purchaser nor any Affiliate of the Purchaser is party to any short position or hedge against any security or securities of the Company.
Section 6.Representations and Warranties of the Company. The Company represents and warrants to each Purchaser that, except as set forth in the Company Disclosure Schedules attached hereto:
6.1Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has full corporate power and authority to own and hold its properties and to conduct its business. The Company is duly licensed or qualified to do business, and in good standing, in each jurisdiction in which the nature of its business requires licensing, qualification or good standing, except for any failure to be so licensed or qualified or in good standing that would not result in any change or effect that is materially adverse to the business, results of operations, assets, liabilities, or condition (financial or otherwise) of the Company, taken as a whole, or on its ability to perform its obligations under this Agreement or the Shares (a "Material Adverse Effect"). The Company has no subsidiaries ("Subsidiaries").
6.2Capitalization. As of the date hereof, the authorized capital stock of the Company consists of 120,000,000 shares of Common Stock, par value $0.001 per share, and 2,000,000 shares of Preferred Stock, par value $0.001 per share. As of December 31, 2005, (i) 46,445,749 shares of Common Stock were issued and outstanding, (ii) no shares of Preferred Stock were issued and outstanding, (iii) 34,950,134 shares of Common Stock were reserved for issuance upon exercise of outstanding options issued or issuable under the Company’s 1993 Flexible Stock Incentive Plan, 1999 Stock Plan, 1999 Employee Stock Purchase Plan and 2000 Employee Stock Option Plan (the "Option Plans"), (iv) no shares of Common Stock are reserved for issuance under stock options granted by the Company outside the Option Plans and (v) no shares of Common Stock were reserved for issuance upon the exercise of outstanding warrants. All the outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights created by or through the Company. All of the shares underlying the Shares, the Warrants and the Company’s outstanding options, warrants and other convertible securities issued or issuable pursuant to the Option Plans (the "Convertible Securities"), have been duly authorized and, when issued in accordance with the agreements or documents pursuant to which such Convertible Securities were issued, will be validly issued, fully paid and nonassessable and will be free and clear of all liens, claims, encumbrances, options, mortgages, charges, pledges and security interests of any kind whatsoever (collectively, "Liens"), and preemptive rights created by or through the Company, other than restrictions imposed by this Agreement, the documents and exhibits related thereto and applicable securities laws. Other than immaterial issuances pursuant to the Option Plans as set forth on Schedule 6.2, since December 31, 2005, the Company has not issued any shares of capital stock or Convertible Securities or any other equity securities. Except for the Shares, the Warrants and the Convertible Securities, there are no other options, warrants or other rights, convertible debt, agreements, arrangements or commitments of any character obligating the Company to issue or sell any shares of capital stock of or other equity interests in the Company. The Company is not obligated to retire, redeem, repurchase or otherwise reacquire any of its capital stock or other securities.
6.3Corporate Power, Authorization; Enforceability. The Company has full corporate power and authority to execute, deliver and enter into this Agreement and to consummate the transactions contemplated hereby. All action on the part of the Company, its directors or stockholders necessary for the authorization, execution, delivery and performance of this Agreement by the Company, the authorization, sale, issuance and delivery of the Shares and the Warrants contemplated hereby and the shares of Common Stock (or other securities) issuable upon conversion of the Shares or exercise of the Warrants (the "Converted Shares") and the performance of the Company’s obligations hereunder has been taken. The Shares and the Warrants to be purchased and issued on the Closing Date and the Converted Shares to be issued upon the conversion or exercise thereof have been duly authorized and, when issued in accordance with this Agreement, will be validly issued, fully paid and nonassessable and will be free and clear of all Liens, other than any Liens arising out of any agreements, actions or omissions of a Purchaser that will attach upon such Purchaser’s receipt of such Shares and Warrant and other than restrictions imposed by this Agreement and applicable securities laws. No preemptive or other rights to subscribe for or purchase equity securities of the Company exists with respect to the issuance of the Converted Shares, the issuance of any Warrant or the issuance and sale of the Shares by the Company pursuant to this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy.
6.4Financial Statements and Commission Filings; Undisclosed Liabilities. (a) Included in the Company’s preliminary draft Annual Report on Form 10-K for the year ended December 31, 2005 (the "Draft 2005 10-K") are true and complete copies of the audited balance sheets (the "Balance Sheets") of the Company as of December 31, 2005 and 2004, and the related audited statements of operations, changes in stockholders’ equity (deficit) and cash flows for the years ended December 31, 2005, 2004 and 2003 (the "2005 Financial Statements"), accompanied by the draft reports of Tanner LC, the Company’s independent auditor. Included in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 are true and complete copies of the balance sheets of the company as of the end of such quarters, and the related statements of operations and cash flows for such quarters (the "Interim Financial Statements," and together with the 2005 Financial Statements, the "Financial Statements"). The Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP"), applied consistently with the past practices of the Company (except as may be indicated in the notes thereto), and as of their respective dates, fairly present, in all material respects, the financial position of the Company and the results of its operations as of the time and for the periods indicated therein. The Financial Statements have been prepared and are in accordance with the accounting books and records of the Company.
(b)The Company has made available as specified below to each Purchaser the Draft 2005 10-K, the 2004 10-K and the 10-Qs for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005. A copy of each report, schedule, effective registration statement and definitive proxy statement filed by the Company with the Commission since December 31, 2004, including, but not limited to the Company’s Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K (as the documents may have been amended since the time of their filing, the "Commission Documents") has been made available to each Purchaser either by physical or electronic delivery or via the Commission’s EDGAR System. As of their respective filing dates, each Commission Document filed with the Commission complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as applicable, and the rules and regulations of the Commission thereunder applicable to the Commission Documents, and no Commission Document contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective filing dates, the financial statements of the Company included in the Commission Documents complied as to form in all material respects with then applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, were prepared in accordance with GAAP, applied consistently with the past practices of the Company, and as of their respective dates, fairly presented in all material respects the financial position of the Company and the results of its operations as of the time and for the periods indicated therein (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q, and Regulations S-K and S-X of the Commission).
(c)The information contained in the Commission Documents does not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.
(d)Since September 30, 2005, the Company has not incurred any liabilities or obligations of any nature, whether or not accrued, absolute, contingent or otherwise, other than liabilities (i) disclosed in the Draft 2005 10-K or in the Commission Documents filed prior to the date of this Agreement, (ii) adequately provided for in the Balance Sheets or disclosed in any related notes thereto, (iii) not required under GAAP to be reflected in the Balance Sheets or disclosed in any related notes thereto, (iv) incurred pursuant to this Agreement, or (v) incurred in the ordinary course of business.
6.5No Material Adverse Changes. Since September 30, 2005, except as disclosed in the Draft 2005 10-K and the Commission Documents filed subsequent to that date, there has not been any Material Adverse Effect.
6.6Absence of Certain Developments. Except as contemplated by this Agreement or disclosed in the Draft 2005 10-K or the Commission Documents, since September 30, 2005, through the date immediately preceding the Closing Date, the Company has not (a) issued any stock, options, bonds or other corporate securities other than pursuant to the Option Plans, (b) borrowed any amount or incurred or become subject to any liabilities (absolute, accrued or contingent), other than current liabilities incurred in the ordinary course of business and liabilities under contracts entered into in the ordinary course of business, (c) discharged or satisfied any lien or adverse claim or paid any obligation or liability (absolute, accrued or contingent), other than current liabilities shown on the Balance Sheets and current liabilities incurred in the ordinary course of business, (d) declared or made any payment or distribution of cash or other property to the stockholders of the Company or purchased or redeemed any securities of the Company, (e) mortgaged, pledged or subjected to any Lien or adverse claim any of its properties or assets, except for Liens for taxes not yet due and payable or otherwise in the ordinary course of business, (f) sold, assigned or transferred any of its assets, tangible or intangible, except in an amount less than $250,000 in the aggregate, (g) suffered any extraordinary losses or waived any rights of material value, (h) made any capital expenditures or commitments therefor other than in the ordinary course of business in an amount less than $250,000 or entered into any material transaction, whether or not in the ordinary course of business, (i) entered into any other transaction other than in an amount less than $250,000 in the aggregate, (j) made any charitable contributions or pledges in an amount in excess of $50,000 in the aggregate, (k) suffered any damages, destruction or casualty loss, whether or not covered by insurance, affecting any of the properties or assets of the Company which could, individually or in the aggregate, have or result in a Material Adverse Effect, (l) made any material change in the nature or operations of the business of the Company or (m) entered into any agreement or commitment to do any of the foregoing.
6.7No Conflicts or Consents. (a) The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby will not (i) result in the violation of any provision of the Certificate of Incorporation or By-laws of the Company, (ii) result in any violation of any law, statute, rule, regulation, order, writ, injunction, judgment or decree of any court or governmental authority to or by which the Company is bound, or (iii) conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute (with due notice or lapse of time or both) a default under, any lease, loan agreement, mortgage, security agreement, trust indenture or other agreement to which the Company is a party or by which it is bound or to which any of its properties or assets is subject, nor result in the creation or imposition of any Lien upon any of the properties or assets of the Company, in the cases of clauses (ii) and (iii) above, only to the extent such conflict, breach, violation, default or Lien reasonably could, individually or in the aggregate, have or result in a Material Adverse Effect.
(b)No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or any other Person remains to be obtained or is otherwise required to be obtained by the Company in connection with the authorization, execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, including, without limitation, the issue and sale of the Shares and the Warrants, except filings as may be required to be made by the Company after the Closing with (i) the Commission and (ii) state blue sky or other securities regulatory authorities, and except such consents and approvals of a Person other than a governmental authority as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect.
6.8Licenses. The Company has all material licenses, permits and other governmental authorizations currently required for the conduct of its current business and the ownership of its properties and is in all material respects complying therewith.
6.9Litigation. Except as disclosed in the Draft 2005 10-K or the Company Disclosure Schedules, there are no claims, actions, suits, investigations or proceedings pending or, to the Company’s knowledge, threatened against the Company or its respective assets, at law or in equity, by or before any governmental authority, or by or on behalf of any third-party.
6.10Investment Company. The Company is not, and following the Closing of the Offering will not be, an "investment company" within the meaning of that term under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder.
6.11No Default or Violation. Except as disclosed in the Draft 2005 10-K or the Commission Documents, the Company is not (i) in default under or in violation of any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound or (ii) in violation of any order, decree or judgment of any court, arbitrator or governmental body.
6.12Intellectual Property Assets. (a) Schedule 6.12(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of (i) all patents, trademarks, service marks, trade names and registered copyrights (and all applications for any of the foregoing), and (ii) any material licenses running to or from, or used by, the Company in the conduct of the Company’s business, that have been filed by the Company with the Commission as material agreements pursuant to the Securities Act, the Exchange Act and the rules and regulations thereunder ("Material Licenses"). There are no other patents, trademarks, service marks, trade names, copyrights, or Material Licenses necessary for the conduct of the Company’s business as presently conducted or currently proposed to be conducted.
(b)The Company: (i) owns or has the right to use, free and clear of all Liens and other restrictions, all patents, trademarks, service marks, trade names, registered copyrights (and all applications for any of the foregoing), permits, grants and licenses and all other intangible assets, properties and rights (collectively, "Intangible Property") and all rights with respect thereto as used in or necessary for the conduct of the Company’s business as presently conducted or currently proposed to be conducted; (ii) has taken all necessary action to maintain and protect each item of Intangible Property used in or necessary for the conduct of the Company’s business as presently conducted or currently proposed to be conducted, and all patents, trademarks, service marks, copyrights and registrations therefor held by the Company are valid and subsisting in the jurisdictions in which they are used; (iii) is not infringing upon, misappropriating or otherwise acting adversely to the right of any Person under or with respect to any patent, trademark, service mark, trade name, copyright, trade secret or other intellectual property or proprietary right or any license with respect thereto; and (iv) is current in payments of royalties and other fees to the owners or licensors of, or other claimants to, any patent, trademark, service mark, trade name, copyright, computer software or other intangible asset used in the conduct of the Company’s business. The Intangible Property has not been and is not the subject of any pending or threatened litigation or claim of infringement or misappropriation or any claims challenging the legality, validity, enforceability, registration, use or ownership of the Intangible Property or any part thereof. The transactions contemplated by this Agreement will not adversely affect the right, title and interest of the Company in and to the Intangible Property.
(c)The Company owns and/or has the right to use all product rights, manufacturing rights, trade secrets, including know-how, formulas, patterns, compilations, programs, devices, methods, techniques, processes, inventions, designs, technical data, computer software (in both source code and object code forms and all documentation therefor), and all information that derives independent economic value, actual or potential, from not being generally known or known by competitors and which the Company has taken reasonable steps to maintain in secret (collectively, "Trade Secret Rights") required for or incident to the conduct of the Company’s business, as presently conducted and as currently proposed to be conducted, in each case free and clear of any Lien, claim or right of others, including without limitation, former employers of its employees.
(d)The Company has taken reasonable security measures to protect the secrecy, confidentiality and value of all Trade Secret Rights and all Inventions (as defined below). Each of the Company’s employees and other Persons who, either alone or in concert with others, developed, invented, discovered, derived, programmed or designed Trade Secret Rights or Inventions, or, to the Company’s knowledge, who has knowledge of or access to information about Trade Secret Rights or Inventions, has entered into a written agreement with the Company which provides that (i) these Trade Secret Rights and Inventions are proprietary to the Company and are not to be divulged, misused or misappropriated, and (ii) these Trade Secret Rights and Inventions are to be disclosed by such employees and such Persons to the Company and transferred by them to the Company, without any further consideration being given therefor by the Company, together with all of such employee’s or other Person’s right, title and interest in and to such Trade Secret Rights and Inventions and all patents, trademarks, service marks, trade names, copyrights, licenses and rights with respect to such Trade Secret Rights and Inventions. As used herein, "Inventions" means all inventions, developments and discoveries which during the period of an employee’s or other Person’s service to the Company he, she or it makes or conceives of, either solely or jointly with others, that relate to any subject matter with which his or her work for the Company may be concerned, or relate to or are connected with the business, products, services or projects of the Company, or relate to the actual or demonstrably anticipated research or development of the Company or involve the use of the Company’s time, material, facilities or trade secret information.
(e)The Company has not sold, transferred, assigned, licensed (other than in the Company’s ordinary course of business) or subjected to any Lien any Intangible Property, Trade Secret Rights or Inventions, or any interest therein, necessary or useful for the development, manufacture, use, operation or sale of any product or service presently under development or manufactured, sold or rendered by the Company.
(f)No current or prior director, officer, employee, agent or shareholder of the Company owns or has any right in any Intangible Property, Trade Secret Rights or Inventions of the Company, or any inventions, developments or discoveries used in or necessary for the conduct of the business of the Company as presently conducted or currently proposed to be conducted.
6.13Environmental Matters. The Company has obtained all permits, licenses and other authorizations which are required under United States federal, state and local laws relating to pollution or protection of the environment, including laws related to emissions, discharges, releases or threatened releases of pollutants, contaminants or hazardous or toxic material or wastes into ambient air, surface water, groundwater or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants or hazardous or toxic materials or wastes ("Environmental Laws"). The Company is in compliance with all terms and conditions of the required permits, licenses and authorizations and are also in full compliance with all other limitations, restrictions, conditions and requirements contained in the Environmental Laws or contained in any plan, except where the failure to so comply would not have a Material Adverse Effect. The Company is not aware of, nor has the Company received notice of, any events, conditions, circumstances, actions or plans which may interfere with or prevent continued compliance or which would give rise to any liability under any Environmental Laws.
6.14Contracts. All material agreements to which the Company is a party and which are required to have been filed by the Company pursuant to the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder have been filed by the Company with the Commission. As of the date hereof, except as disclosed in the Draft 2005 10-K or the Commission Documents, and except for those agreements that by their terms are no longer in effect, each such agreement is in full force and effect and is binding on the Company and, to the Company’s knowledge, is binding upon such other parties, in each case in accordance with its terms, and neither the Company nor, to the Company’s knowledge, any other party thereto is in material breach of or material default under any such agreement. Except as disclosed in the Draft 2005 10-K or the Commission Documents, the Company has not received any written notice regarding the termination of any such agreements.
6.15Properties. The Company has good and marketable title to all of the properties and assets reflected as owned by it in the financial statements included in the Draft 2005 10-K and the Commission Documents, subject to no Lien except (i) those, if any, reflected in such financial statements or (ii) those which are not material in amount and do not adversely affect the use made and intended to be made of such property by the Company. The Company holds its leased properties under valid and binding leases. Except as disclosed in the Draft 2005 10-K or the Commission Documents, the Company owns or leases all such properties as are necessary to its operations as now conducted.
6.16Insurance. The Company maintains insurance of the types, against such losses and in the amounts and with such insurers as are customary in the Company’s industry and otherwise reasonably prudent, including, but not limited to, insurance covering all real and personal property owned or leased by the Company against theft, damage, destruction, acts of vandalism and all other risks customarily insured against by similarly situated companies, all of which insurance is in full force and effect.
6.17Compliance. The Company is in compliance in all material respects with all applicable laws and all orders of, and agreements with, any governmental authority applicable to the Company or any of its respective assets. The Company has all permits, certificates, licenses, approvals and other authorizations required under applicable laws or necessary in connection with the conduct of their businesses, except where the failure to have such permits, certificates, licenses, approvals and other authorizations would not have a Material Adverse Effect.
6.18Taxes. The Company has in all material respects filed or obtained extensions for filing of all federal, state, local and foreign income, excise, franchise, real estate, sales and use and other tax returns heretofore required by any law to which the Company is bound to be filed by it. All material federal, state, county, local, foreign or other income taxes which have become due or payable by the Company (collectively, "Taxes"), have been paid in full or are adequately provided for in accordance with GAAP on the financial statements of the applicable person. No Liens arising from or in connection with Taxes have been filed and are currently in effect against the Company, except for Liens for Taxes which are not yet due. No audits or investigations are pending or, to the knowledge of the Company, threatened with respect to any tax returns or Taxes of the Company.
6.19ERISA. The Company is in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations promulgated or issued thereunder ("ERISA"); no "reportable event" (as defined in ERISA) has occurred with respect to any "pension plan" (as defined in ERISA) for which the Company would have any material liability; the Company has not incurred and does not expect to incur liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any "pension plan" or (ii) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations promulgated or issued thereunder (the "Code"); and each "pension plan" for which the Company would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification.
6.20Labor Disputes. The Company is not involved in any material labor dispute with its employees nor is any such dispute, to the Company’s knowledge, threatened or imminent.
6.21Private Offerings. Neither the Company nor any Person acting on its behalf has offered or sold the Shares or the Warrants by means of any general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act. The Company has not sold the Shares or the Warrants to anyone other than the Purchasers designated in this Agreement. Each Share certificate shall bear substantially the same legend set forth in Section9 hereof for at least so long as required by the Securities Act.
6.22Broker’s or Finder’s Commissions. No finder, broker, agent, financial person or other intermediary has acted on behalf of the Company in connection with the sale of the Shares or the Warrants by the Company or the consummation of this Agreement or any of the transactions contemplated hereby. The Company has not had any direct or indirect contact with any other investment banking firm (or similar firm) with respect to the offer of the Shares and the Warrants by the Company to Purchaser or Purchaser’s subscription for the Shares and the Warrant to be issued to such Purchaser hereunder.
Section 7.Registration of Common Stock; Terms of Warrant; Indemnification.
7.1Registrable Securities. For the purposes of this Agreement, "Registrable Securities" means the shares of Common Stock of the Company issuable upon conversion of the Shares or the exercise of the Warrants; provided that (i) any shares of Common Stock will cease to be Registrable Securities, and (ii) the Company will not be obligated to maintain the effectiveness of the Shelf Registration Statement (as defined below), and the Company’s obligations under Section 7.2 will cease, with respect to the Registrable Securities of a holder thereof (a "Holder") following the earlier of (x) the fourth (4th) anniversary of the Closing Date and (y) the date on which the Company delivers an opinion of counsel to all Holders in form and substance reasonably satisfactory to each Holder and its counsel that (1) the Holder may sell in a single transaction all Registrable Securities then held or issuable to the Holder pursuant to Rule 144 promulgated under the Securities Act or otherwise and (2) all transfer restrictions and restrictive legends with respect to the Registrable Securities will be removed upon the consummation of the sale. The period of time during which the Company is required to keep the Shelf Registration Statement (as defined below) effective is referred to as the "Effectiveness Period."
7.2Registration. The Company will use its best efforts to file with the Commission promptly after the Closing a shelf registration statement on Form S-1, S-2, S-3 or successor form or another form selected by the Company that is available to it under the Securities Act (the "Shelf Registration Statement") with respect to the Registrable Securities beneficially owned by the Purchasers following the Closing to permit the sale of such securities, and the Shelf Registration Statement shall contain a plan of distribution substantially in the form of Exhibit G hereto. The Company may supplement the Shelf Registration Statement from time to time to register securities other than Registrable Securities for sale for the account of any Person; provided, however, that such supplement will be permitted only so long as the Commission rules provide that such supplement does not give the Commission the right to review the Shelf Registration Statement; provided, further, that such supplement does not adversely affect the rights of any Purchaser.
7.3Registration Procedures. In connection with the registration of any Registrable Securities under the Securities Act as provided in this Section 7, the Company will use its best efforts to:
(a)cause the Shelf Registration Statement (and any other related registrations, qualifications or compliances as may be reasonably requested and as would permit or facilitate the sale and distribution of all Registrable Securities until the distribution thereof is complete) to become effective as soon as practicable following the filing thereof but not later than one hundred twenty (120) days after the Closing Date (the "Scheduled Effective Date");
(b)prepare and file with the Commission the amendments and supplements to the Shelf Registration Statement and the prospectus used in connection therewith and take all other actions as may be necessary to keep the Shelf Registration Statement continuously effective until the disposition of all securities in accordance with the intended methods of disposition by the Holder or Holders thereof set forth in the Shelf Registration Statement will be completed, and to comply with the provisions of the Securities Act (to the extent applicable to the Company) with respect to the dispositions;
(c)(i) at least five (5) business days before filing with the Commission, furnish to each Purchaser and its counsel (if any) copies of all documents proposed to be filed with the Commission in connection with such registration, which documents will be subject to the review of such Purchaser and its counsel; and (ii) furnish to each Holder of Registrable Securities a reasonable number of copies of the Shelf Registration Statement and of each amendment and supplement thereto, a number of copies of the prospectus included in the Shelf Registration Statement (including each preliminary prospectus), in conformity with the requirements of the Securities Act, and the other documents (including exhibits to any of the foregoing), as the Holder may reasonably request, in order to facilitate the disposition of the Registrable Securities owned by such Holder;
(d)register or qualify the Registrable Securities covered by the Shelf Registration Statement under the securities or "blue sky" laws of the various states as any Holder reasonably requests, and do any and all other acts and things that may be necessary or reasonably advisable to enable a Holder to consummate the disposition in such states of the Registrable Securities owned by such Holder, except that the Company will not be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not, but for the requirements of this Section 7.3(d), be obligated to be qualified, or to subject itself to taxation in any jurisdiction;
(e)provide a transfer agent and registrar for the Registrable Securities covered by the Shelf Registration Statement not later than the effective date of the Shelf Registration Statement;
(f)notify the Holders promptly, and confirm such notice in writing, (i) when a prospectus as contained in the Shelf Registration Statement (a "Prospectus") or any Prospectus supplement or post-effective amendment has been filed, and, with respect to a Shelf Registration Statement or any post-effective amendment, when the same has become effective, (ii) of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of a Shelf Registration Statement or the initiation of any proceedings for that purpose, (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (iv) of the existence of any fact or the happening of any event that makes any statement made in such Shelf Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or which requires the making of any changes in such Shelf Registration Statement, Prospectus or documents so that, in the case of the Shelf Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (v) of the Company’s reasonable determination that a post-effective amendment to a Shelf Registration Statement would be appropriate;
(g)comply with all applicable rules and regulations of the Commission and make generally available to its security holders earnings statements satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder no later than 90 days after the end of any twelve (12) month period (or ninety (90) days after the end of any twelve (12) month period if such period is a fiscal year) commencing on the first day of the first fiscal quarter of the Company, after the effective date of the Shelf Registration Statement, which statements shall cover said twelve (12) month period;
(h)enter into customary agreements (including, in the event the Holders elect to engage an underwriter in connection with the Shelf Registration Statement, an underwriting agreement containing customary terms and conditions) and take all other actions as may be reasonably required in order to expedite or facilitate the disposition of Registrable Securities; provided, however, that the Company will not be liable for any underwriter’s fees, commissions and discounts or similar expenses; and
(i)make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the Shelf Registration Statement at the earliest possible time.
7.4.Rule 144. With a view to making available to the Holders the benefits of certain rules and regulations of the Commission that at any time permit the sale of the Registrable Securities to the public without registration, the Company agrees to:
(a)make and keep public information available, as those terms are understood and defined in Rule 144 promulgated under the Securities Act;
(b)file with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act; and
(c)so long as a Holder owns any unregistered Registrable Securities, furnish to the Holder upon any reasonable request a written statement by the Company as to its compliance with the public information requirements of Rule 144 promulgated under the Securities Act and/or the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and any other reports and documents of the Company as the Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any Registrable Securities without registration (excluding any reports or documents of the Company that the Company, in its sole discretion, deems confidential).
7.5Registration and Selling Expenses. All expenses incurred by the Company in connection with the Company’s performance of or compliance with this Section 7, including, without limitation, (i) all Commission registration and filing fees, (ii) blue sky fees and expenses, (iii) all necessary printing and duplicating expenses and (iv) all fees and disbursements of counsel and accountants retained on behalf of the Company (all expenses being called "Registration Expenses"), will be paid by the Company. Each Holder may, at its election, retain its own counsel and other representatives and advisors as it chooses at its own expense.
7.6No Delay. The Holders will have no right to take any action to restrain, enjoin or otherwise delay any registration pursuant to Section 7.2 hereof as a result of any dispute, controversy or other matter that may arise with respect to the interpretation or implementation of this Agreement.
7.7Certain Obligations of Holders. (a) Each Holder agrees that, upon receipt of any notice from the Company of (i) the happening of any event of the kind described in Sections 7.3(f)(ii), 7.3(f)(iii), 7.3(f)(iv) or 7.3(f)(v) hereof, or (ii) a determination by the Company’s Board of Directors that it is advisable to suspend use of the Prospectus for a discrete period of time due to pending corporate developments such as negotiation of a material transaction which the Company in its sole discretion after consultation with legal counsel, determines it would be obligated to disclose in the Shelf Registration Statement, which disclosure the Company believes would be premature or otherwise inadvisable at such time or would have a material adverse effect on the Company and its stockholders, such Holder will forthwith discontinue disposition of such Registrable Securities covered by the Shelf Registration Statement or Prospectus until such Holder’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 7.3(b) hereof, or until such Holder is advised in writing by the Company that the use of the applicable Prospectus may be resumed and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus. The period of time in which the use of a Prospectus or Shelf Registration Statement is so suspended shall be referred to as a "Black-Out Period." The Company agrees to so advise such Holder promptly of the commencement and termination of any such Black-Out Period, and the Purchasers agree to keep the fact of such Black-Out Period confidential. The Company shall not impose a Black-Out Period under this Section 7.7 for more than thirty (30) consecutive days and not more than once in any given twelve (12) month period; provided, that at least ninety (90) days must pass between Black-Out Periods. Notwithstanding the foregoing, the Company may suspend use of any Shelf Registration Statement if the Commission’s rules and regulations prohibit the Company from maintaining the effectiveness of a Shelf Registration Statement because its financial statements are stale at a time when its fiscal year has ended or it has made an acquisition reportable under Item 2.01 of Form 8-K or any other similar situation until the Company’s Form 10-K or 10-KSB has been filed or a Form 8-K, including any required pro forma or historical financial statements, has been filed, respectively (provided that the Company shall use its reasonable best efforts to cure any such situation as soon as possible so that the Shelf Registration Statement can be used at the earliest possible time).
(b)As a condition to the closing and to the inclusion of its Registrable Securities, each Holder will furnish to the Company the information regarding the Holder as is legally required in connection with any registration, qualification or compliance referred to in this Section 7.
(c)Each Holder hereby covenants with the Company not to make any sale of the Registrable Securities without effectively causing the prospectus delivery requirements under the Securities Act to be satisfied.
(d)Each Holder acknowledges and agrees that the Registrable Securities sold pursuant to the Shelf Registration Statement are not transferable on the books of the Company unless the stock certificate submitted to the transfer agent evidencing the Registrable Securities is accompanied by a certificate reasonably satisfactory to the Company to the effect that (i) the Registrable Securities have been sold in accordance with this Agreement and the Shelf Registration Statement and (ii) the requirement of delivering a current prospectus has been satisfied.
(e)Each Holder is hereby advised that the anti-manipulation provisions of Regulation M under the Exchange Act may apply to sales of the Registrable Securities offered pursuant to the Shelf Registration Statement and agrees not to take any action with respect to any distribution deemed to be made pursuant to the Shelf Registration Statement that constitutes a violation of Regulation M under the Exchange Act or any other applicable rule, regulation or law.
(f)At the end of the Effectiveness Period, the Holders of Registrable Securities included in the Shelf Registration Statement shall discontinue sales of shares pursuant thereto upon receipt of notice from the Company of its intention to remove from registration the shares covered thereby which remain unsold.
(g)The rights to cause the Company to register Registrable Securities granted to the Holders by the Company under Section 7.2 may be assigned in whole or in part by a Holder in connection with the transfer of the Shares, the Warrants or such Registrable Securities, provided, that: (i) the transfer of the Shares, Warrants or Registrable Securities and the rights to register such Registrable Securities are effected in accordance with applicable securities laws, (ii) the transfer involves not less than the lesser of all of the Holder’s Shares or Registrable Securities or twenty percent (20%) of the outstanding shares of Common Stock or of the Registrable Securities, (iii) the Holder gives prior written notice to the Company, and (iv) the transferee agrees to comply with the terms and provisions of this Agreement in a written instrument satisfactory in form and substance to the Company and its counsel. Except as specifically permitted by this Section 7.7, the rights of a Holder with respect to Registrable Securities will not be transferable to any other Person, and any attempted transfer will cause all rights of the Holder therein to be forfeited, void ab initio and of no further force and effect.
(h)With the written consent of the Company and each Holder affected or potentially affected by such proposed waiver, any provision of Sections 7.1, 7.2, 7.3, 7.4, 7.5, 7.6, 7.7 or 7.9 may be waived (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely). Upon the effectuation of each waiver, the Company will promptly give written notice thereof to such Holders.
7.8Terms of Warrant. (a) Pursuant to Section 1 and Section 2 hereof, each Purchaser shall be issued a Warrant to purchase a number of shares of Common Stock set forth in Exhibit A opposite such Purchaser’s name, which number is equal to the number found by multiplying half the number of Shares purchased by such Purchaser times the Conversion Ratio. Subject to the terms of this Agreement and the Warrant, each Warrant may be exercised, at any time and from time to time after March 30, 2006, in whole or in part, at the option of the Warrant Holder, until 5:00 p.m. Central Time, on March 30, 2011 (the "Warrant Expiration Date"), at a price per share of Common Stock issuable thereunder equal to $.62 (sixty-two cents), as adjusted in accordance with the terms of this Section 7.8.
(b)Each Warrant shall be exercised, in whole or in part, by the Warrant Holder surrendering the Warrant with the form of election to purchase attached thereto duly executed by such Warrant Holder, to the Company at its principal office, accompanied by payment, by wire transfer or by certified or cashier's check, of the purchase price payable in respect of the Common Stock issuable upon exercise of the Warrant. Within three (3) business days after such exercise, the Company will cause to be issued in the name of and delivered to the Warrant Holder, or as the Warrant Holder may otherwise direct, a certificate or certificates representing the shares of Common Stock purchased upon such exercise, and, unless the Warrant has been fully exercised or expired, the Company shall issue a new Warrant of like tenor granting the Warrant Holder (or such other Person as the Warrant Holder may direct) the right to purchase the number of shares of Common Stock allocable to the portion of the Warrant not so exercised.
(c)At its option, prior to the Warrant Expiration Date, the Warrant Holder may, at any time and from time to time, exchange all or a portion of its Warrant pursuant to this Section 7.8, without payment by the Warrant Holder of any cash or other consideration as exercise price, for Common Stock by delivering to the Company the Warrant accompanied by a written notice from the Warrant Holder of the number of shares of Common Stock allocable to the portion of the Warrant that it desires to exchange (the "Exchange Shares"). The number of shares of Common Stock to be received by the Warrant Holder (or such other Person as the Warrant Holder may direct) upon the exchange shall be equal to the quotient obtained by dividing the Net Value (as hereinafter defined) of the Exchange Shares by the Fair Market Value (as defined below) of a single share of Common Stock, determined in each case as of the close of business on the date of exercise. The "Net Value" of the Exchange Shares shall equal (A) the aggregate Fair Market Value of the Exchange Shares (i.e. the Fair Market Value per Exchange Share times the number of Exchange Shares) minus (B) the aggregate exercise price for the Exchange Shares (i.e. the exercise price per Exchange Share under the Warrant times the number of Exchange Shares). The "Fair Market Value" of an Exchange Share shall equal (i) the average of (X) the daily closing prices per share of Common Stock for the five trading days immediately preceding the date of exercise or exchange on the principal stock exchange or over-the-counter market on which the Common Stock is traded or (Y) the average of the closing bid and ask prices per share of Common Stock for such five trading days if the Common Stock is then traded in a market for which such prices are readily available and daily closing prices are not readily available, or (ii) that value per share of Common Stock determined by the Board of Directors of the Company acting in good faith if the Common Stock is not then traded on a stock exchange or over-the-counter market for which either such prices are readily available. All other applicable provisions of the Warrant shall apply to any such exchange of the Warrant pursuant to the terms of this Section 7.8. Unless the Warrant has been fully exchanged or expired, within three (3) business days after the exchange, the Company shall issue to the Warrant Holder a new Warrant of like tenor granting the Warrant Holder (or such other Person as the Warrant Holder may direct) the right to purchase the number of shares of Common Stock allocable to the portion of the Warrant not so exchanged.
(e)(i) If at any time while any Warrant is outstanding and unexpired there shall be (i) a reorganization (other than a combination, reclassification, exchange or subdivision of shares otherwise provided for herein), (ii) a merger or consolidation of the Company with or into another corporation in which the Company is not the surviving entity, or a reverse triangular merger in which the Company is the surviving entity but the shares of Common Stock outstanding immediately prior to the merger are converted by virtue of the merger into other property, whether in the form of securities, cash, or otherwise, or (iii) a sale or transfer of the Company's properties and assets as, or substantially as, an entirety to any other Person, then, as part of such reorganization, merger, consolidation, sale or transfer, lawful provision shall be made so that the Warrant Holder shall thereafter have the right to exercise such Warrant and be entitled to receive upon such exercise in lieu of each share of Common Stock theretofore issuable upon exercise of the Warrant, during the period specified in the Warrant and upon payment of the Exercise Price (as defined in the Warrant) then in effect, the number of shares of stock or other securities or property that a holder of a share of Common Stock would have received in such reorganization, consolidation, merger, sale or transfer if the Warrant had been exercised immediately before such reorganization, merger, consolidation, sale or transfer, all subject to any further adjustment required by this Section 7.8(e). The foregoing provisions of this Section 7.8(e) shall similarly apply to successive reorganizations, consolidations, mergers, sales and transfers and to the stock or securities of any other corporation that are at the time receivable upon the exercise of any Warrant. If the per-share consideration payable to the holders of Common Stock in connection with any such transaction is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by the Company’s Board of Directors. In all events, appropriate adjustment (as determined in good faith by the Company’s Board of Directors) shall be made in the application of this provision and the other provisions of the Warrants with respect to the rights and interests of the Warrant Holder after the transaction, to the end that all such provisions shall be applicable after that event, as near as reasonably possible, in relation to any securities or other property that may become deliverable after that event upon exercise of any Warrant.
(ii)If, at any time while any Warrant, or any portion thereof, is outstanding and unexpired, the Company shall change, by reclassification of securities or otherwise, any of the securities as to which purchase rights under such Warrant exist into the same or a different number of securities of any other class or classes, each Warrant shall thereafter be deemed to represent the right to acquire such number and kind of securities as would have been issuable as the result of such reclassification or other change with respect to the securities that were subject to the purchase rights under the Warrant immediately prior to such reclassification or other change, and the Exercise Price therefor shall be adjusted, as appropriate, all subject to any further adjustment required by this Section 7.8(e).
(iii)If the Company, at any time while any Warrant, or any portion thereof, is outstanding and unexpired, shall split, subdivide or combine the shares of Common Stock into a different number of securities of the same class, the Exercise Price shall be proportionately decreased in the case of a split or subdivision or proportionately increased in the case of a combination. When any adjustment is required to be made to the initial or adjusted Exercise Price, the Company shall forthwith determine the new Exercise Price, prepare and retain on file a statement describing in reasonable detail the method used in arriving at the new Exercise Price, and cause a copy of such statement to be mailed to each Warrant Holder within ten (10) days of such determination.
(iv)If, at any time while any Warrant, or any portion thereof, is outstanding and unexpired, the holders of Common Stock shall have received, or on or after the record date fixed for the determination of eligible stockholders shall have become entitled to receive, without payment therefor, other or additional stock or other securities or property (other than cash) of the Company, by way of dividend or other distribution, then and in each case, such Warrant shall thereafter represent the right to acquire, upon exercise thereof, in addition to the number of shares of Common Stock issuable upon exercise of such Warrant, and without payment by the Warrant Holder of any additional consideration therefor, the amount of such other or additional stock or other securities or property (other than cash) of the Company that such Warrant Holder would have received had such Warrant Holder been the holder of record of the Common Stock issuable upon exercise of such Warrant on the date of this Agreement and had thereafter, during the period from the date of this Agreement to and including the date of such exercise, retained such shares and/or additional stock or other securities or property, giving effect to all adjustments called for during such period by the provisions of this Section 7.8(e).
7.9Indemnification. (a) The Company agrees to indemnify and hold harmless each Purchaser, and each Person, if any, who controls such Purchaser within the meaning of the Securities Act and the Exchange Act and each of its and their respective directors, officers, employees, partners, stockholders, members, principals, trustees and attorneys (individually, an "Indemnified Party" and collectively, the "Indemnified Parties") from and against any and all losses, claims, damages, liabilities, costs (including cost of investigation and defense and reasonable attorneys’ fees and expenses) and expenses (collectively, "Losses") to which any Indemnified Party may become subject whether or not involving a third-party claim, insofar as such Losses arise out of, in any way relate to, or result from (i) any breach of any representation or warranty made by the Company contained in or made pursuant to this Agreement, or (ii) the failure of the Company to fulfill any agreement or covenant contained in or made pursuant to this Agreement. The Company agrees to reimburse any Indemnified Party for all such Losses, other than third-party claims, the procedure for which is described in Section 7.9(f), as they are incurred or suffered by such Indemnified Party. The representations and warranties of the Company set forth in this Agreement shall survive Closing until the eighteen (18) month anniversary of the date hereof, and thereafter shall be of no further force or effect, provided that the representations and warranties made by the Company contained in Sections 6.1, 6.9, 6.13, 6.18 and 6.19 shall survive Closing until the expiration of the applicable statute of limitations, and the representations and warranties made by the Company in Sections 6.2, 6.3, 6.21 and 6.22 shall survive Closing indefinitely. Following the expiration of the periods set forth above with respect to any particular representation or warranty, the Company shall not have any further liability with respect to such representation or warranty; provided, however, that the good faith written assertion of any claim by any Indemnified Party against the Company with respect to the breach or alleged breach of any representation or warranty (or of a series of facts which would support such claim) shall extend the survival period with respect to such claim through the date such claim is conclusively resolved.
(b)Each Purchaser, severally and not jointly, agrees to indemnify and hold harmless the Company, each Person, if any, who controls the Company within the meaning of the Securities Act and the Exchange Act and each of its and their respective directors, officers, employees, partners, principals, trustees and attorneys (individually, a "Company Indemnified Party" and collectively, the "Company Indemnified Parties") from and against any and all Losses to which any Company Indemnified Party may become subject whether or not involving a third-party claim, insofar as such Losses arise out of, in any way relate to, or result from (i) any breach of any representation or warranty made by such indemnifying Purchaser contained in or made pursuant to this Agreement, or (ii) the failure of such indemnifying Purchaser to fulfill any agreement or covenant contained in or made pursuant to this Agreement. Each Purchaser agrees to reimburse any Company Indemnified Party for all such Losses, other than third-party claims, the procedure for which is described in Section 7.9(f), as they are incurred or suffered by such Company Indemnified Party. The representations and warranties of each Purchaser set forth in this Agreement shall survive until the eighteen (18) month anniversary of the date hereof, and thereafter shall be of no further force or effect, provided that the representations and warranties made by a Purchaser contained in Sections 5.7 and 5.11 shall survive Closing until the expiration of the applicable statute of limitations, and the representations and warranties made by a Purchaser in Section 5.2 shall survive Closing indefinitely. Following the expiration of the period set forth above, the Purchasers shall not have any further liability with respect to any representation or warranty pursuant to this Section 7.9(b); provided, however, that the good faith written assertion of any claim by any Company Indemnified Party against a Purchaser with respect to the breach or alleged breach of any representation or warranty (or of a series of facts which would support such claim) shall extend the survival period with respect to such claim through the date such claim is conclusively resolved.
(c)Except as set forth herein, all of the covenants, agreements and obligations of the parties hereto shall survive the Closing indefinitely (or if indefinite survival is not permitted by law, then for the maximum period permitted by applicable law).
(d)The Company will indemnify and hold harmless each Holder of Registrable Securities, each Person, if any, who controls such Holder within the meaning of the Securities Act or the Exchange Act, and their respective officers, directors, employees, partners, members, stockholders and trustees, against any Losses to which they may become subject under the Securities Act, the Exchange Act of other federal or state law, insofar as such Losses (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (any of the following, a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in a registration statement covering the Registrable Securities, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law. The Company, however, shall not be liable in any such case for any such Losses (or action in respect thereof) to the extent that they arise out of or are based upon a Violation which arises out of or is based upon information furnished in writing expressly for use in connection with such registration by any such Holder or controlling person, as the case may be; provided, further, that the Company will not be liable to any Holder or its officers, directors, employees, partners, members, stockholders and trustees, with respect to any Losses arising out of or based upon any untrue statement or alleged untrue statement of or omission or alleged omission to state a material fact in any preliminary prospectus which is corrected in an amended, supplemented or final prospectus if the purchaser of Registrable Securities pursuant thereto asserting such Losses purchased from such Holder, and was not, due to the fault of such Holder, sent or given a copy of such amended, supplemented or final prospectus at or prior to the sale of Registrable Securities to such purchaser.
(e)In connection with any registration pursuant to this Agreement in which a Holder of Registrable Securities is participating, such Holder will furnish to the Company in writing the information that is reasonably requested by the Company for use in any registration statement or prospectus prepared in connection with such registration and will severally, but not jointly, indemnify the Company Indemnified Parties against any Losses resulting from any untrue statement or omission or alleged untrue statement or omission of a material fact required to be stated in the registration statement or prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein not misleading, but only to the extent the Losses are caused by an untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with the written information so furnished by such Holder and stated specifically for use in connection with the preparation of the registration statement or prospectus; provided, however, that such Holder shall not be liable in any such case to the extent that prior to the effective date of any such registration statement or the filing of a final prospectus or amendment or supplement thereto, such Holder has furnished in writing to the Company information expressly for use in such registration statement or prospectus or any amendment or supplement thereto which corrected or made not misleading information previously furnished to the Company. Notwithstanding the foregoing or any other provision of this Agreement, in no event will a Holder of Registrable Securities be liable for any Losses in excess of the net proceeds received by the Holder in connection with its disposition of Registrable Securities.
(f)Promptly after receipt by an indemnified party under this Section 7.9 of notice of any claim as to which indemnity may be sought, including, without limitation, the commencement of any action or proceeding, the indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 7.9, promptly notify the indemnifying party in writing of such claim and the commencement of any action or proceeding, as applicable; provided that the failure of the indemnified party to so notify the indemnifying party will not relieve the indemnifying party from its obligations under this Section 7.9 except to the extent that the indemnifying party is actually and materially prejudiced by the failure. In case any action or proceeding is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to conduct the defense of any action with counsel approved by the indemnified party (which approval will not be withheld or delayed unreasonably) although the indemnified party will be entitled to participate therein at its own expense, and after notice from the indemnifying party to the indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to the indemnified party under this Section 7.9 for any legal or any other expenses subsequently incurred by the indemnified party in connection with the defense thereof unless incurred at the written request of the indemnifying party. Notwithstanding the above, the indemnified party will have the right to employ counsel of its own choice in any action or proceeding (and be reimbursed by the indemnifying party for the reasonable fees and expenses of the counsel and other reasonable costs of the defense) if representation of the indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests or conflicts between the indemnified party and any other party represented by the counsel in the action or proceeding or counsel to the indemnified party is of the opinion that it would not be desirable for the same counsel to represent both the indemnifying party and the indemnified party because the representation might result in a conflict of interest. An indemnifying party will not be liable to any indemnified party for any settlement or entry of judgment concerning any action or proceeding effected without the consent of the indemnifying party, and no indemnifying party will consent to the entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant to such indemnified party of a release from all liability in respect of such action or proceeding.
(g)If the indemnification provided for in this Section 7.9 is held by a court of competent jurisdiction to be unavailable under applicable law to an indemnified party in respect of any Losses, then each applicable indemnifying party, in lieu of indemnifying the indemnified party, will contribute to the amount paid or payable by the indemnified party as a result of the Losses in the proportion as is appropriate to reflect the relative fault of the indemnified party, on the one hand, and of the indemnifying party, on the other, in connection with the Losses, as well as any other relevant equitable considerations including the relative benefits to the parties. The relative fault of the indemnified party, on the one hand, and of the indemnifying party, on the other, will be determined by reference to, among other things, whether an untrue or alleged untrue statement of a material fact or an omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent the statement or omission. The amount paid or payable by a party as a result of the Losses referred to above will be deemed to include, subject to the limitations set forth in Section 7.9(f), any legal or other fees or expenses reasonably incurred by the party in connection with investigating or defending any action or claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person that is not guilty of fraudulent misrepresentation. In no event will a Holder be liable under this Section 7.9 for any amount in excess of the net proceeds received by the Holder in connection with its sale of Registrable Securities.
Section 8.No Short Positions. A Purchaser shall not and shall cause its Affiliates to not become party to any short position or hedge against any security or securities of the Company. This covenant shall survive and continue in full force and effect until the later of (i) the date which is six (6) months after the Closing Date, or (ii) the date upon which, after having purchased the Shares pursuant to the provisions of this Agreement, such Purchaser or its Affiliates no longer beneficially owns the Shares purchased hereunder or the shares of Common Stock into which the Shares are convertible.
Section 9.Legends; Transferability of Warrant. (a) Purchaser acknowledges that the certificates evidencing the Shares and the Warrants shall bear the following, or substantially similar, legends and such other legends as may be required by state securities or "blue sky" laws:
"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR "BLUE SKY" LAWS AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS, OR (2) THE COMPANY RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF SUCH SECURITIES, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS.
"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A SECURITIES PURCHASE AGREEMENT, DATED AS OF MARCH 29, 2006, BY AND AMONG THE COMPANY AND THE OTHER PARTIES THERETO. A COPY OF SUCH AGREEMENT IS ON FILE AT THE OFFICES OF THE COMPANY AND MAY BE OBTAINED BY THE HOLDER UPON WRITTEN REQUEST TO THE COMPANY."
A copy of this Agreement shall be filed with the Secretary of the Company and shall be kept at its principal executive office.
(b)Title to the Warrant may be transferred only by endorsement (by the Warrant Holder executing the form of assignment attached to the Warrant) and delivery in the same manner as in the case of a negotiable instrument transferable by endorsement and delivery. Any attempted disposition made in violation of the terms of this Agreement, including those set forth in the above legend, shall automatically be null and void.
Section 10.Termination.
10.1Termination. This Agreement may be terminated at any time with respect to the applicable parties prior to the Closing:
(a)by mutual written agreement of the Company and Purchasers;
(b)by a Purchaser, on the one hand, or the Company, on the other hand, if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued a non-appealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;
(c)by a Purchaser, on the one hand, or the Company, on the other hand, (provided that the terminating party (or parties) is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event of a material breach by the other party (or parties) of any representation or warranty contained in this Agreement that cannot be or has not been cured within ten (10) days after the giving of written notice to the breaching party of such breach;
(d)by a Purchaser, on the one hand, or the Company, on the other hand, (provided that the terminating party (or parties) is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event of a material breach by the other party (or parties) of any covenant or agreement contained in this Agreement that cannot be or has not been cured within ten (10) days after the giving of written notice to the breaching party of such breach;
(e)by a Purchaser, provided that such Purchaser is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement, if all the conditions in Section 3 have not been satisfied or waived by the date scheduled for the Closing pursuant to Section 2; or
(f)by the Company, provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement, if all the conditions in Section 4 have not been satisfied or waived by the date scheduled for the Closing pursuant to Section 2.
10.2Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void with respect to the applicable parties and there shall be no liability on the part of any such party hereto (or any stockholder, director, officer, partner, employee, agent, consultant or representative of such party); provided, however, that nothing contained in this Agreement shall relieve any party from liability for any breach of this Agreement.
Section 11.Miscellaneous.
11.1Notices. Any notice or other communication given hereunder by any party hereto to any other party hereto shall be in writing and delivered personally or by facsimile transmission or sent by registered or certified mail or by any express mail or overnight courier service, postage or fees prepaid at the address below or such other address as such party may designate in accordance with the procedures of this Section 11.1:
If to the Company:
TenFold Corporation
698 West 10000 South
South Jordan, Utah 84095
Attention:Robert P. Hughes
Chief Financial Officer and Secretary
Facsimile:(801) 816-0340
With a copy to:
Munger, Tolles & Olson LLP
355 South Grand Avenue, 35th Floor
Los Angeles, California 90071-1560
Attention:Robert B. Knauss
Facsimile:(213) 687-3702
If to Purchasers:
To the names and addresses on Exhibit A.
Any notice that is delivered personally or by facsimile transmission in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party. Any notice that is addressed and mailed or sent by courier in the manner herein provided shall be conclusively presumed to have been duly given to the party to which it is addressed at the close of business, local time of the recipient, on the fourth business day after the day it is so placed in the mail or, if earlier, the time of actual receipt.
11.2Successors and Assigns. Subject to Section 7.7(g), this Agreement will be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and permitted assigns.
11.3 Assignment. No party hereto may assign its rights or delegate its obligations under this Agreement without the prior written consent of the other parties; provided, however, that a Purchaser may assign its rights and delegate its obligations hereunder to an Affiliate of such Purchaser without such consent in connection with a transfer of Shares or a Warrant; providedfurther, however, that the rights of a Warrant Holder under Section 7.8 may be assigned without such consent in connection with the transfer of a Warrant to any Person (whether or not an Affiliate thereof), subject to compliance with all applicable federal and state securities laws.
11.4Entire Agreement. This Agreement, the Company Disclosure Schedules and the Exhibits hereto (when executed, as applicable) set forth the entire agreement and understanding among the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them; provided that any confidentiality agreement between the Company and any of the Purchasers shall remain in effect. This Agreement may be amended only by mutual written agreement of the Company and the Purchasers, and the Company may take any action herein prohibited or omit to take any action herein required to be performed by it, and any breach of any covenant, agreement, warranty or representation may be waived, only if the Company has obtained the written consent or waiver of the Purchasers affected or potentially affected by such waiver.
11.5Governing Law; Consent to Jurisdiction; etc. (a) Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to that State’s conflict of laws principles. In the event that a judicial proceeding is necessary, the parties agree that the sole forum for resolving disputes arising out of or relating to this Agreement are the federal or state courts sitting in Salt Lake City, Utah and applying Delaware law, and all related appellate courts (collectively, the "Courts"), and each Purchaser irrevocably and unconditionally consents to the jurisdiction of the Courts.
(b)Each of the parties irrevocably and unconditionally consents to venue in the Courts, and irrevocably and unconditionally waives any objection to the laying of venue of any judicial proceeding in the Courts, and agrees not to plead or claim in any Court that any judicial proceeding brought in any Court has been brought in an inconvenient forum.
11.6Severability. The holding of any provision of this Agreement to be invalid or unenforceable by a court of competent jurisdiction will not affect any other provision of this Agreement, which will remain in full force and effect. If any provision of this Agreement is declared by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced in whole or in part, the provision will be interpreted so as to remain enforceable to the maximum extent permissible consistent with applicable law and the remaining conditions and provisions or portions thereof will nevertheless remain in full force and effect and enforceable to the extent they are valid, legal and enforceable, and no provisions will be deemed dependent upon any other covenant or provision unless so expressed herein.
11.7No Waiver. A waiver by any party of a breach of any provision of this Agreement will not operate, or be construed, as a waiver of any subsequent breach of such provision.
11.8Further Assurances. The parties agree to execute and deliver all further documents, agreements and instruments and take further action as may be necessary or appropriate to carry out the purposes and intent of this Agreement. Any documentary, stamp tax or similar issuance or transfer taxes due as a result of the conveyance, transfer or sale of the Shares or any Warrant between Purchasers (or any of their permitted transferees), on the one hand, and the Company, on the other hand, pursuant to this Agreement shall be borne by the Company.
11.9Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which will together constitute the same instrument.
11.10No Third-Party Beneficiaries. Nothing in this Agreement creates in any Person not a party to this Agreement (other than such Person indemnified pursuant to Section 7.9 hereof) any legal or equitable right, remedy or claim under this Agreement, and this Agreement is for the exclusive benefit of the parties hereto. The parties expressly recognize that this Agreement is not intended to create a partnership, joint venture or other similar arrangement between any of the parties or their respective Affiliates.
11.11Headings. The headings in this Agreement are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.
11.12Publicity Restrictions. No press release or other public disclosure relating to the transactions contemplated by this Agreement may be issued or made by or on behalf of any Purchaser without prior consultation with the Company, except as required by applicable law, court process or stock exchange rules, in which case the Purchaser required to make the disclosure will allow the Company reasonable time (to the extent practicable) to comment thereon in advance of the issuance.

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IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase Agreement as of the date and year this subscription has been accepted by the Company as set forth below.
__________________________________
Print Name of Purchaser
By:________________________________
(Signature of Purchaser or
Authorized Signatory)
Name:
Title:

Accepted on March 29, 2006 by:
TenFold Corporation
By:________________________
Name: Robert P. Hughes
Title: Chief Financial Officer and Secretary

Exhibit B
WARRANT
THIS SECURITY AND ANY SHARES ISSUED UPON THE EXERCISE OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR "BLUE SKY" LAWS AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS, OR (2) THE COMPANY RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF SUCH SECURITIES, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS.
THIS SECURITY AND ANY SHARES ISSUED UPON THE EXERCISE OF THIS SECURITY ARE SUBJECT TO THE PROVISIONS OF A SECURITIES PURCHASE AGREEMENT, DATED AS OF MARCH 29, 2006, BY AND AMONG THE COMPANY AND THE OTHER PARTIES THERETO. A COPY OF SUCH AGREEMENT IS ON FILE AT THE OFFICES OF THE COMPANY AND MAY BE OBTAINED BY THE HOLDER UPON WRITTEN REQUEST TO THE COMPANY.
No. ___________ Warrant to Purchase ___________ Shares of Common Stock
THIS CERTIFIES that ____________________ or its/his/her registered assigns is the registered holder (the "Warrant Holder") of a warrant (the "Warrant") to purchase up to __________ shares of common stock, $.001 par value per share (the "Common Stock"), of TenFold Corporation, a Delaware corporation (the "Company"), on the terms set forth in that certain Securities Purchase Agreement, dated as of March 29, 2006 (the "Securities Purchase Agreement"), between the Company and certain purchasers of Convertible Preferred Class A Stock of the Company, at any time on or before the Expiration Date (defined below), by surrendering this Warrant, with the form of election to purchase set forth hereon duly executed, at the principal office of the Company, and by paying in full a price per share of $.62, as adjusted in accordance with the terms of the Securities Purchase Agreement (the "Exercise Price").
Payment of the Exercise Price may be made by the Holder hereof in United States currency by certified or cashier's check or by wire transfer to the Company or by the exchange of shares of Common Stock valued at the Fair Market Value thereof (determined in accordance with the terms of the Securities Purchase Agreement).
Subject to the terms contained in the Securities Purchase Agreement, this Warrant may be exercised, at any time and from time to time after March 30, 2006, in whole or in part, at the option of the Warrant Holder, until 5:00 p.m. Central Time on, March 30, 2011 (the "Expiration Date"). The Warrant may not be exercised after the Expiration Date and shall thereafter become void.
Upon the purchase or exchange of less than all of the shares of Common Stock purchasable or exchangeable hereunder upon the exercise or exchange of this Warrant, there shall be issued to the Warrant Holder a new Warrant of like tenor representing a warrant to purchase the number of shares of Common Stock with respect to which this Warrant shall not have been exercised or exchanged.
Pursuant to Section 7.8(d) of the Securities Purchase Agreement, the Warrant Holder may exchange this Warrant for a number of shares of Common Stock determined in accordance therewith without the payment of any cash or other consideration as exercise price.
Upon certain events provided for in the Securities Purchase Agreement, the Exercise Price and the kind and amount of securities purchasable upon the exercise of this Warrant are required to be adjusted.
No fractional shares will be issued upon the exercise of this Warrant. As to any final fraction of a share that the Warrant Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay the cash value thereof determined as provided in the Securities Purchase Agreement.
This Warrant is issued pursuant to and in accordance with the Securities Purchase Agreement and is subject to the applicable terms and provisions contained therein, which applicable terms and provisions are incorporated herein by reference. The Warrant Holder consents to all of such terms and provisions by acceptance hereof. Capitalized terms not otherwise defined in this Warrant shall have the meanings given thereto in the Securities Purchase Agreement.
This Warrant shall not entitle the Warrant Holder to any of the rights of a shareholder of the Company, including, without limitation, the right to vote, to receive dividends and other distributions, or to attend or receive any notice of meetings of shareholders or any other proceedings of the Company.
This Warrant shall be construed, interpreted and governed by the laws of the State of Delaware without regard to its conflict-of-laws provisions.
Each exercise of a Warrant shall be deemed to be an affirmation by the Warrant Holder that, as of the date of exercise, each of the representations and warranties in Sections 5.1-5.6 of the Securities Purchase Agreement is true and complete as if made on such exercise date by the Warrant Holder mutatismutandis. Unless the Warrant Holder shall exercise the Warrant pursuant to Section 7.8(c) of the Securities Purchase Agreement, then, as a condition to exercise, the Company shall receive from such Warrant Holder a completed purchaser questionnaire substantially in the form of ExhibitF to the Securities Purchase Agreement, and all of the information furnished by such Warrant Holder shall have been accurate and complete in all material respects.

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IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed as of March 30, 2006.
TENFOLD CORPORATION

By:_________________________________
Name: Robert P. Hughes
Title: Chief Financial Officer and Secretary
ELECTION TO PURCHASE

The undersigned hereby irrevocably elects to exercise the Warrant attached hereto issued by TenFold Corporation (the "Warrant") and to purchase _____ shares of Common Stock issuable upon such exercise, and requests that certificate(s) for such shares be issued and delivered as follows:
ISSUE TO:
(Name)
(Address, Including Zip Code)
(Social Security or Tax Identification Number)
DELIVER TO:
(Name)
_______________________________________
(Address, Including Zip Code)

In payment of the purchase price with respect to the shares for which this Warrant has been exercised, the undersigned hereby tenders payment of $__________ in accordance with the terms of the Warrant and the Securities Purchase Agreement (as defined in the Warrant). If the number of shares purchased hereby is fewer than all the shares purchasable upon exercise of this Warrant, the undersigned requests that a new Warrant representing the remaining number of shares purchasable upon exercise of the Warrant be issued and delivered as set forth below:
Name of Warrant Holder or Assignee: ____________________________________
(Please Print)
Address:

Signature:Dated:
(Signature must conform in all respects to name of holder as specified on the face of the Warrant.)
Signature Guaranteed:
ASSIGNMENT FORM

To assign the Warrant attached hereto issued by TenFold Corporation (the "Company"), please fill in the form below:
(I) or (we) assign and transfer this Warrant to
___________________________________________________________________
(Insert Assignee's social security or Tax ID number)
___________________________________________________________________
___________________________________________________________________
(Print or type assignee's name, address and zip code)
and irrevocably appoint the Secretary of the Company as agent to transfer such Warrant on the books of the Company. The agent may substitute another to act for him.
__________________________________________
Signature(s)
__________________________________________
Note: The above signature(s) must correspond with the name written upon the face of the Warrant in every particular, without alteration or enlargement or any change whatsoever. If the Warrant is held of record by two or more joint owners, all such owners must sign.
___________________________________
Date
___________________________________
Signature Guaranteed*
*Note:The signature must be guaranteed by an institution which is a member of one of the following recognized signature guarantee programs:
(1)The Securities Transfer Agent Medallion Program (STAMP);
(2)The New York Stock Exchange Medallion Program (MSP); or
(3)The Stock Exchange Medallion Program (SEMP)

Exhibit C – Option Grants
Mr. Coltrin’s options were granted under TenFold’s 1999 Stock Plan